FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

Commission File Number: 333-110455

CTRIP.COM INTERNATIONAL, LTD.

3F, Building 63-64

No. 421 Hong Cao Road

Shanghai 200233, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

CTRIP.COM INTERNATIONAL, LTD.

Form 6-K

Page
Announcement Regarding Change of Shareholder of Affiliated Chinese Entities	3

Signature	4

Announcement Regarding Change of Shareholder of Affiliated Chinese Entities

Shanghai, China, December 14, 2004, Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading consolidator of hotel accommodations and airline tickets in China, announced that effective August 1, 2004, Alex Nanyan Zheng, a former shareholder of Guangzhou Guangcheng Commercial Service Co., Ltd. (“Guangzhou Guangcheng”) and Shenzhen Shencheng Information Consulting Service Co., Ltd. (“Shenzhen Shencheng”), has transferred his ownership interest in these two entities to Jianmin Zhu, Vice President of Ctrip. Both Guangzhou Guangcheng and Shenzhen Shencheng are Ctrip’s affiliated Chinese entities.

In connection with this transfer, Jianmin Zhu entered into a series of agreements with Ctrip’s subsidiaries on August 1, 2004, including loan agreement, power of attorney and share pledge agreement, on terms substantially similar to those agreements previously entered into between other shareholders of Ctrip’s affiliated Chinese entities and Ctrip’s subsidiaries. Alex Nanyan Zheng was a former Vice President of Ctrip who resigned from Ctrip in September 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.
By:	/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen
Title:	President and Chief Financial Officer

Date: December 14, 2004